EXHIBIT 21.1
Subsidiaries of the Registrant
1.	Steelcase SAS, a French simplified corporation

2.	Steelcase Canada Limited, a Canadian corporation

3.	PolyVision Corporation, a New York corporation

4.	Steelcase Asia Pacific Holdings LLC, a Delaware limited liability company